Exhibit 15.3

EUROPE-LEGAL-286374644/1 106322-0213 83 Wooster Heights Road Danbury, Connecticut 06810 iqvia.com AstraZeneca PLC Legal & Secretary’s Department 1 Francis Crick Avenue Cambridge Biomedical Campus Cambridge CB2 0AA Dear Ladies and Gentlemen: IQVIA DATA DISCLOSURE FOR ANNUAL REPORT AND FORM 20-F INFORMATION 2023 In connection with the anticipated filing by AstraZeneca PLC (“AstraZeneca”) of a Form 20-F with the U.S. Securities and Exchange Commission, IQVIA Inc. (“IQVIA”) hereby authorizes AstraZeneca to refer to IQVIA and certain pharmaceutical industry data derived by IQVIA, as identified (highlighted in yellow) on the pages annexed hereto as Annex A, which are a selection of pages from AstraZeneca’s Annual Report and Form 20-F Information for the fiscal year ended December 31, 2023 (the “Annual Report”), each of which is incorporated by reference in the registration statement No. 333-253315 on Form F-4 for AstraZeneca, in the registration statement No. 333-256406 for AstraZeneca on Form F-3, and in the registration statements No. 333-240298, No. 333-226830, 333-21 6901, No. 333-170381, No. 333-1 52767, No. 333-1 24689 and No. 333-09062 on Form S-8 for AstraZeneca. IQVIA’s authorization is subject to AstraZeneca’s acknowledgement and agreement that: 1) IQVIA has not undertaken an independent review of the information disclosed in the Annual Report or the Form 20-F other than to discuss its observations as to the accuracy of the information relating to IQVIA and certain pharmaceutical industry data derived by IQVIA; 2) AstraZeneca acknowledges and agrees that IQVIA shall not be deemed an “Expert” in respect of AstraZeneca’s securities filings, and AstraZeneca agrees that it shall not characterize IQVIA as such; and 3) AstraZeneca accepts full responsibility for the disclosure of all information and data, including that relating to IQVIA, set forth in the Annual Report and Form 20-F as filed with the SEC and agrees to indemnify IQVIA from any third party claims that may arise therefrom. Please indicate your agreement to the foregoing by signing in the space indicated below. Our authorization will not become effective until accepted and agreed by AstraZeneca.

EUROPE-LEGAL-286374644/1 106322-0213 Very truly yours, /s/ Matthew R. Gilmartin Name: Matthew R. Gilmartin Title: SVP, Deputy General Counsel ACCEPTED AND AGREED This 20 day of February 2024 AstraZeneca PLC /s/ Adrian Kemp Name: Adrian Kemp Title: Company Secretary

EUROPE-LEGAL-286374644/1 106322-0213 Annex A (See attached)

Strategic Report Corporate Governance Financial Statements Additional Information



Healthcare in a Changing World

The external environment presents us with both challenges and opportunities that require us to adapt, innovate and build trust.

A growing pharmaceutical sector

The pharmaceutical sector continues to grow against a backdrop of increasing demand for healthcare. Global pharmaceutical sales grew by 9.6% in 2023. Global healthcare spending is projected to increase at an annual rate of 7.8% from 2022 to 2027.

Global pharmaceutical sales

In 2023, average revenue grew 10.0% in Established Markets and 8.0% in Emerging Markets. The US, Japan, China, Germany and France are the world's top five pharmaceutical markets by 2022 sales. In 2023, the US had 50.9% (2022: 50.0%) of global sales.

$1,332bn (+9.6%)

World ($bn)

2023	1,332
2022	1,216
2021	1,121

US ($bn)

2023	678
2022	608
2021	556

$678bn (+11.5%)

Europe ($bn)

2023	248
2022	230
2021	211

$248bn (+7.8%)

Established RoW ($bn)

2023	108
2022	102
2021	97

$108bn (+5.7%)

Emerging Markets ($bn)

2023	299
2022	277
2021	257

$299bn (+8.0%)

Data based on world market sales using AstraZeneca Market definitions as set out on page 232. Changes in data subscriptions, exchange rates and subscription coverage, as well as restated IQVIA data, have led to the restatement of total market values for prior years. Source: IQVIA, IQVIA Midas Quantum Q2 2023 (including US data). Reported values and growth are based on CER. Value figures are rounded to the nearest billion and growth percentages are rounded to the nearest tenth.

Estimated pharmaceutical sales and market growth to 2027

We expect both developed and developing markets to fuel pharmaceutical growth. Market growth in China is expected to remain below historical levels at a compound annual growth rate of 3.9%, due to the continued slowdown of the major hospital sector.

[1] Non-EU countries; including the UK.
[2] Commonwealth of Independent States; includes Armenia, Azerbaijan, Belarus, Georgia, Kazakhstan, Kyrgyzstan, Moldova, Russia, Tajikistan, Turkmenistan, Uzbekistan and excludes Ukraine.


North America $992bn 7.8%
Other Europe[1] $93bn 10.6%
CIS[2] $37bn 6.3%
Indian subcontinent $51bn 9.5%
China $190bn 3.9%
Japan $73bn 0.3%
Oceania $21bn 3.9%
Latin America $197bn 22.0%
EU $335bn 6.2%
Africa $32bn 5.9%
Middle East $32bn 6.6%
Southeast and East Asia $270bn 4.8%

- Estimated pharmaceutical sales 2027. Data is based on ex-manufacturer prices at CER. Source: IQVIA.
- Estimated pharmaceutical market growth. Data is based on the compound annual growth rate from 2022 to 2027. Source: IQVIA Market Prognosis Global 2023–2027.

Healthcare in a Changing World AstraZeneca Annual Report & Form 20-F Information 2023 7

Therapy Area Review

Oncology

We are leading a revolution in oncology to redefine cancer care. Our ambition is to follow the science to discover, develop and deliver life-changing treatments that transform outcomes and increase the potential for cures.



T-cell engager molecule directing a T-cell to a cancer cell



Total Revenue

$18,447m

up 19% (21% at CER)
2022: $15,539m
2021: $13,555m[1]

2023 overview

- Performance driven by rapid and broad market penetration of our oncology medicines with 10 major market approvals across six medicines, including *Imfinzi*, *Enhertu*, *Lynparza*, *Calquence*, *Imjudo* and a new medicine approved for the first time, *Truqap*.
- Nine positive Phase III trial readouts across tumour types including the first positive pivotal results for datopotamab deruxtecan (Dato-DXd) in lung and breast cancers.

Therapy area world market (MAT Q3-23)

$187.0bn
Annual worldwide market value



- Small molecule targeted agents **$56.2bn**
- Immune checkpoint inhibitors **$45.1bn**
- Monoclonal antibodies (mAbs) **$40.0bn**
- Chemotherapy **$23.3bn**
- Hormonal therapies **$17.7bn**
- PARP inhibitors **$3.5bn**
- Other oncology therapies **$1.0bn**

Unmet medical need and world market

2nd
Cancer is the second leading cause of death worldwide.

16.3m
By 2040, cancer is expected to account for 16.3 million deaths annually across the globe.

[1] Total Revenue from *Koselugo* is included within Rare Disease for 2022 and 2023 reporting, previously reported within Oncology. The 2021 comparatives and growth rates shown for each therapy area have been calculated as though these changes had been implemented in 2021.

Source: IQVIA.
AstraZeneca focuses on specific segments within this overall therapy area market. Oncology Therapy Area submarket totals ($186.8bn) do not sum up exactly to the Therapy Area total ($187.0bn) due to rounding.

16 AstraZeneca Annual Report & Form 20-F Information 2023 Strategic Report

Unmet medical need and world market 20 million deaths per year due to CVRM diseases. 4 of the 10 top causes of death globally are due to CVRM diseases. Unmet medical need and world market >40 million people worldwide have the immune-mediated diseases we are targeting, which carry a high disease burden. 3rd Chronic obstructive pulmonary disease (COPD) is the world’s third leading cause of death. Unmet medical need and world market Up to 4% of the population is immunocompromised and is at a higher risk of hospitalisation from COVID-19 than the general population. One billion cases of seasonal influenza annually. 1 Total Revenue from Andexxa is included within BioPharmaceuticals: CVRM for 2023 and 2022 reporting, previously reported within Rare Disease. The 2021 comparatives and growth rates shown for each therapy area have been calculated as though these changes had been implemented in 2021. 2023 overview > Forxiga, the number one SGLT2 inhibitor worldwide by volume, expanded its label from type 2 diabetes (T2D) and chronic kidney disease (CKD) to address cardiovascular (CV) death and hospitalisation for a broader range of heart failure (HF) populations. > Acquisition of CinCor and exclusive licence agreement with Eccogene bolstered the cardiorenal pipeline in hypertension, obesity, T2D and other cardiometabolic conditions. > Eplontersen demonstrated sustained benefit in Phase III trial for hereditary transthyretin-mediated amyloid polyneuropathy (ATTRv-PN) through 85 weeks. 2023 overview > Continued strong portfolio growth despite Symbicort patent expiry in the US, significant portfolio transformation, where key launch brands (Breztri, Fasenra, Tezspire, Saphnelo) represented circa 50% of the total portfolio at the year end. > Fasenra met the primary endpoint in the MANDARA Phase III trial demonstrating non-inferior rates of remission compared to mepolizumab in eosinophilic granulomatosis with polyangiitis (EGPA) patients. > Collaboration with Quell Therapeutics and proposed acquisition of Gracell Biotechnologies to boost the Immunology portfolio. 2023 overview > Beyfortus approved in the US and in China for the prevention of respiratory syncytial virus (RSV) lower respiratory tract disease (LRTD) in infants and RSV lower respiratory tract infection (LRTI) in neonates and infants entering or during their first RSV season, respectively. > Supplemental Biologics Licence Application (sBLA) for the approval of a self- or caregiver-administered option for FluMist Quadrivalent accepted for review by the FDA. > Proposed acquisition of Icosavax bolsters the pipeline with investigational RSV and human metapneumovirus (hMPV) combination vaccine. > Emergency Use Authorisation in the US requested for the investigational long-acting antibody sipavibart for pre-exposure prophlylaxis of COVID-19. Our ambition is to improve care to save lives for the millions living with cardiovascular, renal and metabolic (CVRM) diseases, stop disease progression and, ultimately, pave the way to a cure. Total Revenue $10,628m up 15% (18% at CER) 2022: $9,211m 2021: $8,103m1 Cardiovascular, Renal & Metabolism Total Revenue $6,404m up 7% (10% at CER) 2022: $5,963m 2021: $6,049m Respiratory & Immunology Total Revenue $1,357m down 72% (71% at CER) 2022: $4,836m 2021: $4,779m Our ambition is to transform respiratory and immunology care for patients, moving beyond symptom control to disease modification, remission and, one day, cure. Our ambition is to develop and deliver transformative vaccines and antibodies, providing long-lasting immunity to millions, and supporting sustainable and resilient healthcare systems worldwide by reducing the burden of frequent infectious diseases. Vaccines & Immune Therapies AstraZeneca Annual Report & Form 20-F Information 2023 21 Strategic Report Corporate Governance Financial Statements Additional Information Therapy Area Review / BioPharmaceuticals

Therapy Area Review
BioPharmaceuticals
continued

Cardiovascular, Renal & Metabolism

Therapy area world market
(MAT Q3-23)

$286.1bn
Annual worldwide market value



- Diabetes **$159.3bn**
- High blood pressure **$37.1bn**
- Abnormal levels of blood cholesterol **$19.2bn**
- CKD **$9.4bn**
- Thrombosis **$6.9bn**
- CKD-associated anaemia **$5.3bn**
- Hyperkalaemia **$0.9bn**
- Other CV **$58.0bn**

Source: IQVIA.
AstraZeneca focuses on specific segments within this overall therapy area market. Sales for CKD ($9.4bn) and CKD-associated anaemia ($5.3bn) fall outside the CVRM total market. All sales for CKD-associated anaemia ($5.3bn) fall within the CKD market and should not be double counted.

Full details are given in the Development Pipeline and Patent Expiries of Key Marketed Products Supplements on our website, www.astrazeneca.com/annualreport2023.

Key marketed products

Product	Disease	Total Revenue	Commentary
Farxiga/Forxiga (dapagliflozin)	T2D HF CKD	$5,997m, up 37% (39% at CER)	*Forxiga* is the number one prescribed SGLT2i worldwide by volume. In August, *Forxiga* received a 1st-line recommendation from the 2023 European Society of Cardiology Treatment Guidelines for HF across the range of ejection fractions.
Brilinta/Brilique (ticagrelor)	Acute coronary syndromes (ACS)	$1,324m, down 2% (1% at CER)	*Brilinta* plus aspirin is currently approved in more than 115 countries for the prevention of atherothrombotic events in adult patients with ACS and in 80 countries for the secondary prevention of CV events among high-risk patients who have experienced a heart attack.
Lokelma (sodium zirconium cyclosilicate)	Hyperkalaemia (HK)	$412m, up 43% (46% at CER)	*Lokelma* is now approved in 56 markets and is market leader by value and days-of-therapy volume in branded HK.
Roxadustat	Anaemia of CKD	$276m, up 37% (44% at CER)	
Andexxa/Ondexxya (andexanet alfa)	Factor Xa (FXa) inhibitor reversal agent	$182m, up 14% (15% at CER)	In June 2023, the *Andexxa* Phase IV (Annexa-I) trial stopped early after achieving pre-specified criteria on haemostatic efficacy versus usual care.
Other products			
Crestor (rosuvastatin calcium)	Dyslipidaemia Hyper-cholesterolaemia	$1,110m, up 6% (12% at CER)	
Seloken/Toprol-XL (metoprolol succinate)	Hypertension HF Angina	$641m, down 26% (20% at CER)	
Onglyza family, (exenatide, *Qtern*, *Symlin*, *Atacand* and other established brands)	n/a	$227m, down 12% (8% at CER)	
Bydureon (exenatide XR injectable suspension)	T2D	$163m, down 42% (42% at CER)	
Wainua (eplontersen)	polyneuropathy of hereditary transthyretin-mediated amyloidosis	n/a	On 21 December in the USA, *Wainua* (eplontersen) was granted its first-ever regulatory approval for the treatment of adults with polyneuropathy of hereditary transthyretin-mediated amyloidosis.

Our strategy in CVRM

Our ambition is to improve and save lives for the millions of people who are living with the complexities of CVRM diseases.

> The impact of CVRM diseases on people, society and our planet is immense and growing, yet these diseases remain underdiagnosed, undertreated, and their interconnections under-recognised.
> By understanding their interconnections and targeting the mechanisms that drive CVRM diseases, we will be able to detect, diagnose and treat people earlier and more effectively, stop disease progression and ultimately pave the way to a cure.
> AstraZeneca is uniquely positioned to improve the outcomes of patients living with CVRM diseases today and tomorrow with our strong and expanding portfolio and a broad, deep and innovative pipeline delivered by a talented, passionate and diverse team.
> We are building the leading CVRM business.

2023 review – strategy in action

Our CVRM strategy is focused on four key areas: CV, renal, HF, and metabolic diseases.

Cardiovascular (CV)

CV disease is the leading cause of death and is responsible for approximately one third of all deaths globally. Our ambition is to reduce CV risk by improving hypertension control and reducing dyslipidaemia.

> We continue to make a difference for patients with *Brilinta*, now approved in more than 124 countries for atherosclerosis and in 82 countries for high-risk patients with history of heart attack.
> *Andexxa* is designed to bind to FXa inhibitors and rapidly reverse their anticoagulant effect in patients with major bleeds. In June, the *Andexxa* Phase IV (Annexa-I) trial stopped early after achieving pre-specified efficacy criteria versus usual care. The results of the trial have been presented at the World Stroke Congress and submitted for publication.
> In February 2023, AstraZeneca completed the acquisition of CinCor, focused on developing baxdrostat, an investigational once-daily medication, for the treatment of hard-to-treat hypertension.
> There is also a need for new approaches to stop progression of atherosclerosis caused by dyslipidaemia. AZD0780 is an oral inhibitor (oPCSK9) being developed for greater ease of use and enhanced convenience, aiming to drive reduction in LDL-C levels not achievable by statins alone.

Renal

Nearly 850 million people worldwide, or more than one in 10 people, are affected by kidney disease and more than 90% of people with CKD remain undiagnosed. Our ambition in CKD is to eliminate progression to kidney failure.

> *Forxiga* is now approved in over 120 markets for the treatment of CKD.
> In November, results from the real-world ZORA observational multicountry study showed that treating HK with the potassium

22 AstraZeneca Annual Report & Form 20-F Information 2023 Strategic Report

Therapy Area Review
BioPharmaceuticals
continued

Respiratory & Immunology

Therapy area world market
(MAT Q3-23)

$88.8bn
Annual worldwide market value



- Asthma **$25.0bn**
- COPD **$17.4bn**
- Other **$46.3bn**

Source: IQVIA.
AstraZeneca focuses on specific segments within this overall therapy area market.

Full details are given in the Development Pipeline and Patent Expiries of Key Marketed Products Supplements on our website, www.astrazeneca.com/annualreport2023.

Key marketed products

Product	Disease	Total Revenue	Commentary
Symbicort (budesonide/ formoterol)	Asthma COPD	$2,362m, down 7% (4% at CER)	Retained global market leadership. Only ICS/LABA approved as an anti-inflammatory reliever in 47 countries, with regulatory reviews anticipated in additional countries.
Fasenra (benralizumab)	Severe eosinophilic asthma	$1,553m, up 11% (12% at CER)	Currently approved as an add-on maintenance treatment for severe eosinophilic asthma in 80 countries including the US, EU and Japan.
Breztri/Trixeo (budesonide/ glycopyrrolate/ formoterol)	COPD	$677m, up 70% (73% at CER)	The fastest-growing global triple therapy[1]; approved in more than 73 countries, including the US, EU, Japan and China. More prominent role of fixed-dose triple therapies for early treatment, including mortality reduction benefits, reflected in 2023 GOLD report.
Tezspire (tezepelumab)	Severe asthma	$345m, up 318% (319% at CER)	Approved in more than 45 countries including the US, EU and Japan for the treatment of severe asthma without biomarker or phenotypic limitations. Regulatory reviews are ongoing in additional countries.
Saphnelo (anifrolumab)	Systemic lupus erythematosus (SLE)	$280m, up 140% (141% at CER)	Approved in 61 countries, including the US, EU and Japan. Included in 2023 European Alliance of Associations for Rheumatology (EULAR) recommendations for the management of SLE.
Other products			
Pulmicort (budesonide)	Asthma COPD Croup	$713m, up 11% (17% at CER)	Approved in more than 115 countries.
Bevespi (glycopyrrolate/ formoterol)	COPD	$58m, stable at 0% (stable at 0% at CER)	Approved in 46 countries, including the US, EU, Japan and China.
Daliresp/Daxas (roflumilast)	COPD	$54m, down 72% (72% at CER)	Approved in more than 50 countries, including the US and EU.

1 Global triple therapy market definition: *Breztri*, Enerzair, Trelegy, Trimbow.

Our strategy in Respiratory & Immunology

Our ambition is to transform care in respiratory and immune-mediated diseases by moving beyond symptom control to achieve disease modification, remission and, one day, cures for millions of patients worldwide.

COPD

We are working to eliminate COPD as a leading cause of death by transforming care through our broad portfolio.

Our strategy is to:
> Drive earlier diagnosis and prompt intervention with the most effective therapies to reduce mortality by preventing exacerbations and reducing cardiopulmonary risk.
> Advance innovative biology and novel therapeutic platforms including next-generation biologics and orals that will enable us to slow disease progression, drive disease modification, and reverse the structural damage caused by the disease.

Asthma

Our ambition in asthma is to eliminate asthma attacks and achieve clinical remission, even in people with the most severe asthma.

Our strategy is to:
> Establish our anti-inflammatory reliever inhaled portfolio as the backbone of care.
> Drive towards clinical remission with systemic biologics, and with pre-biologics for those patients not controlled on current therapies.
> Introduce new modality therapies and bring forward precision medicine opportunities.

Immunology

Our ambition is to disrupt immunology by focusing on areas of high unmet medical need to drive clinical remission and eventually cure.

Our strategy is to:
> Lead in lupus.
> Disrupt in established diseases with suboptimal treatment outcomes through precision medicine and novel mechanisms with a combination of our mid-stage internal pipeline and external collaborations, targeting diseases such as inflammatory bowel disease (IBD) and rheumatoid arthritis.
> Invest in future transformative technologies with curative potential, such as complex biologics and cell therapy.

New Respiratory

We are also moving beyond asthma and COPD to address other respiratory diseases with significant unmet medical need, including severe viral lung infection, interstitial lung disease and idiopathic pulmonary fibrosis (IPF).

2023 review – strategy in action

COPD

Breztri, our triple inhaled therapy continues to gain market share, demonstrating strong volume growth within the growing fixed-dose combination triple class across major markets. In October 2023, patients received their first dose in the ATHLOS Phase III trial exploring *Breztri*'s ability to improve parameters that indicate cardiopulmonary function in COPD. *Breztri* is also being studied in asthma in two Phase III pivotal trials, KALOS and LOGOS.

The OBERON and TITANIA Phase III trials of tozorakimab (anti-IL-33 mAb) are ongoing. In October 2023, patients received their first dose in the MIRANDA Phase III trial of tozorakimab.

24 AstraZeneca Annual Report & Form 20-F Information 2023 Strategic Report

Compounds in early-stage clinical development include: > Mitiperstat, a selective MPO inhibitor in Phase II. A 10-fold increase in MPO (an enzyme associated with oxidative stress) concentration is associated with a 40% increase of risk of a COPD exacerbation. > AZD6793, an oral IRAK4 inhibitor that targets many of the key pathways triggered by bacterial and viral infections, smoke and other environmental factors in COPD patients. Asthma Symbicort maintained its position as the leading inhaled corticosteroid (ICS)/long-acting beta2-agonist (LABA) globally by volume. Performance has been driven by strong growth in Emerging Markets, offset by generic erosion in the EU, US and Japan. In January 2024, Airsupra launched in the US for the as-needed treatment or prevention of bronchoconstriction and to reduce the risk of exacerbations in people with asthma aged 18 years and older, offering the first and only FDA approved anti-inflammatory rescue therapy to treat airway obstruction and inflammation concomitantly. AstraZeneca entered into a co-development agreement with Bond Avillion 2 Development in March 2018 for the development of the then drug candidate PT027 for asthma in the US. Fasenra, our first respiratory biologic has reached more than 119,000 patients with severe eosinophilic asthma. In April, we announced positive results from the MIRACLE Phase III trial, an efficacy and safety study of Fasenra in patients in Asia with a history of uncontrolled severe eosinophilic asthma. A Phase III trial in COPD, RESOLUTE, is also ongoing. Tezspire is the first and only biologic approved for patients with severe asthma with no phenotype or biomarker limitation within its approved label. Tezspire’s strong performance continues following approval, gaining market share and achieving broad labels and reimbursement globally. Compounds in early-stage clinical development for asthma include: > AZD8630, an inhaled fragment antibody (inhaled biologic) in co-development with Amgen, that targets thymic stromal lymphopoietin. > Atuliflapon (AZD5718), a precision medicine approach in asthma with an oral 5-lipoxygenase-activating protein (FLAP) inhibitor that blocks the 5-lipoxygenase pathway, a clinically validated target which could offer an alternative for uncontrolled patients before becoming eligible for systemic biologics. > AZD4604, an inhaled JAK1 inhibitor that has the potential to block the effects of T2-high pro-inflammatory pathways (IL4/13, TSLP) and T2-lower pathways (IL6, IL17), many of which are poorly responsive to ICS in patients with asthma. New Respiratory The TILIA Phase III trial of tozorakimab in severe viral lower respiratory tract disease is ongoing. Other compounds in early-stage clinical development include: > AZD0292, an anti-pseudomonas aeruginosa mAb for the treatment of bronchiectasis. Immunology Saphnelo continues to grow rapidly during its launch phase and in June 2023, was included in the 2023 EULAR recommendations for the management of SLE, less than two years after first launch. Fasenra’s life-cycle management programme includes multiple clinical trials in eosinophilic diseases beyond the current severe asthma indication. In September 2023, we announced positive high-level results from the MANDARA Phase III trial which showed that Fasenra met the primary endpoint and demonstrated non-inferior rates of remission compared to mepolizumab in patients with EGPA who were receiving oral corticosteroids with or without stable immunosuppressive therapy. MANDARA is the first head-to-head trial of biologics in EGPA, comparing a single injection of Fasenra to three injections of mepolizumab, every four weeks. Full results from the trial were presented in November 2023 at the American College of Rheumatology Convergence meeting. Compounds in early-stage clinical development include: > AZD7798, a CCR9-depleting mAb. CCR9 is the main chemokine receptor for trafficking lymphocytes to the small intestine and considered central to the generation of small bowel inflammation in Crohn’s disease. In June 2023, we announced an agreement with Quell Therapeutics to develop, manufacture and commercialise engineered T-regulator (Treg) cell therapies for autoimmune diseases in order to reset immune tolerance and drive durable responses for patients. In 2023, we also announced the proposed acquisition of Gracell Biotechnologies. In June 2023, the clinical development programme for brazikumab, an anti-IL-23 mAb, in IBD was discontinued. Decarbonising respiratory care Chronic respiratory diseases are examples of the growing health impact of climate change. Poor air quality and extreme weather pose great risks to people living with asthma and COPD, and increase the number of people developing these diseases. We are dedicated to discovering and developing respiratory medicines that improve outcomes for patients as well as lowering the carbon footprint of respiratory care which stems from the use of medicines, doctor visits and hospital care. Early detection, diagnosis and disease control to avoid exacerbations are powerful ways to reduce overall healthcare resource utilisation and hospitalisations, and thus the carbon footprint of care. In addition to efforts to improve outcomes for patients, we are also decarbonising respiratory care by transitioning to climate-friendly inhaled medicines, moving our entire portfolio to a next-generation propellant with near-zero Global Warming Potential. AstraZeneca Annual Report & Form 20-F Information 2023 25 Strategic Report Corporate Governance Financial Statements Additional Information Therapy Area Review / BioPharmaceuticals / Respiratory & Immunology

Therapy Area Review
BioPharmaceuticals
continued

Vaccines & Immune Therapies

Therapy area world market
(MAT Q3-23)

$12.3bn

Annual worldwide market value

Source: IQVIA.
AstraZeneca focuses on specific segments within this overall therapy area market.

Full details are given in the Development Pipeline and Patent Expiries of Key Marketed Products Supplements on our website, www.astrazeneca.com/annualreport2023.

Key marketed products

Product	Disease	Total Revenue	Commentary
COVID-19 mAbs (tixagevimab and cilgavimab)	COVID-19	$312m, down 86% (85% at CER)	Authorised for pre-exposure prophylaxis (prevention) of COVID-19 (emergency use) in EU, Japan and many other countries. Approved for the treatment of COVID-19 in the EU and Japan. US emergency use authorisation for *Evusheld* revised in January 2023 to limit its use to when the combined frequency of non-susceptible variants in the US is ≤90%.
Beyfortus (nirsevimab)	RSV	$262m, up 961% (945% at CER) (2022: $25m)	Approved in the EU, US, UK, China and Canada. In collaboration with Sanofi. Sanofi has full commercial control of *Beyfortus* in the US.
Vaxzevria (ChAdOx1-S [Recombinant])	COVID-19	$12m, down 99% (99% at CER) (2022: $1,875m)	More than three billion vaccine doses have been released for supply to over 180 countries.
Other products			
Synagis (palivizumab)	RSV	$546m, down 6% (2% at CER)	Available in more than 100 countries outside the US. Sobi holds the US rights.
Fluenz Tetra/ *FluMist* Quadrivalent (live attenuated influenza vaccine)	Influenza	$226m, up 30% (22% at CER)	Approved in the US, EU and other countries. Daiichi Sankyo holds rights to *FluMist* Quadrivalent in Japan.

Our strategy in Vaccines & Immune Therapies

We have a portfolio of medicines that includes vaccines for COVID-19 and influenza, long-acting antibodies for COVID-19 and RSV, and a pipeline of next-generation therapeutics and scientific platforms. We are optimising the potential of both vaccines and antibodies, providing long-lasting immunity and supporting sustainable and resilient healthcare systems worldwide by reducing the burden of frequent infectious diseases.

Vaccines

We are engineering next-generation vaccines that have the potential to generate potent and long-lasting immune responses.

Advancing our ambition in vaccines, in January 2024 we entered a collaboration agreement with US-based biotechnology company Omniose to research vaccines for serious bacterial diseases, and we will have exclusive rights to Omniose's proprietary bioconjugation platform for up to three years.

Antibodies

We are pioneering novel approaches to develop highly targeted, long-acting antibodies, using our half-life extension technology. We have significantly accelerated the speed at which we are able to identify potent antibody candidates, screening billions of antibody candidates in a matter of months. This complementary approach, with vaccines providing potential protection for those able to mount their own immune response, and antibody therapies for those who cannot, aims to ensure quality care for all.

2023 review – strategy in action

Our Vaccines & Immune Therapies strategy is focused on reducing the burden of respiratory infections, including RSV, hMPV, COVID-19 and influenza.

Respiratory syncytial virus

Beyfortus is a single dose long-acting antibody (LAAB), developed and commercialised from an alliance between AstraZeneca and Sanofi, using AstraZeneca's proprietary YTE half-life extension technology. In April 2023, AstraZeneca, Sobi and Sanofi updated and simplified their contractual arrangements relating to the development and commercialisation of *Beyfortus* in the US.

In July 2023, *Beyfortus* was approved in the US for the prevention of RSV LRTD in newborns and infants born during or entering their first RSV season, and for children up to 24 months of age who remain vulnerable to severe RSV disease through their second RSV season. In the US, *Beyfortus* is the first approved and recommended immunisation to prevent severe RSV disease in all infants under eight months by the CDC Advisory Committee on Immunization Practices.

In January 2024, *Beyfortus* was approved in China for the prevention of RSV LRTI in neonates and infants entering or during their first RSV season and is anticipated to be available during the upcoming 2024 to 2025 RSV season. Regulatory applications are currently under review in Japan and other countries.

Since its initial approval in 1998, *Synagis* has become a global SoC for RSV prevention and helps protect at-risk babies against RSV. In February 2023, new cost-effectiveness analysis of *Synagis* for the prevention of RSV infection in otherwise healthy Canadian infants born at 29-35 weeks' gestational age, was presented at the 7th Respiratory Syncytial Virus Foundation Conference in Lisbon, Portugal.

Our agreement with Sobi for the rights to *Synagis* in the US remains ongoing.

In December 2023, AstraZeneca announced an agreement to acquire Icosavax, to bolster the Vaccines & Immune Therapies pipeline with a potential first-in-class, Phase III-ready, combination vaccine against RSV and hMPV, using an innovative, protein virus-like particle platform.

COVID-19

AZD3152 is an investigational next-generation LAAB being developed to potentially protect vulnerable patients such as the immunocompromised from COVID-19, given that they may not have any other non-vaccine option. In July 2023, AstraZeneca shared positive high-level results from the Phase I safety cohort of the ongoing SUPERNOVA Phase I/III COVID-19 prevention trial, which showed that AZD3152 was generally well-tolerated and displayed pharmacokinetics consistent with *Evusheld* through to day 29. AstraZeneca licensed AZD3152 from RQ Biotechnology in May 2022.

26 AstraZeneca Annual Report & Form 20-F Information 2023 Strategic Report

The dysregulation of the complement system, an essential part of the immune system, is a key driver of many devastating diseases. Targeting and inhibiting the complement system before it can trigger tissue damage or destruction can help restore balance. Therapy Area Review 2023 overview > Geographic expansion and pipeline diversification enabling continued C5 leadership and sustainability of complement franchise. > Advancing innovative therapies for non-complement mediated diseases with limited scientific progress or few therapeutic options. > Strategic collaborations to strengthen next-generation research capabilities: – Accelerating genomic medicine ambition via acquisition of Pfizer’s preclinical gene therapy portfolio; – Leveraging AI and new technologies to drive science-led innovation across drug discovery, clinical diagnostics and patient engagement. Total Revenue $7,764m up 10% (12% at CER) 2022: $7,053m 2021: $3,110m1 1 Total Revenue from Koselugo is included within Rare Disease for 2023 and 2022 reporting, previously reported within Oncology, and Total Revenue from Andexxa is included within BioPharmaceuticals: CVRM for 2023 and 2022 reporting, previously reported within Rare Disease. The comparatives and growth rates shown for each therapy area have been calculated as though these changes had been implemented in 2021. Rare Disease After more than two full years as Alexion, AstraZeneca Rare Disease, our medicines are helping patients in 70 countries. As we expand the reach of our medicines, our growing pipeline of investigational molecules represents continued innovation on behalf of rare disease patients. Our mission remains to transform the lives of people affected by rare diseases through the development and delivery of innovative medicines as well as supportive technologies and healthcare services. Unmet medical need and world market 400m people around the world are living with a rare disease. >10,000 estimated number of rare diseases; fewer than 10% have approved treatment options. For more information, see: Science and Innovation from page 34. Growth and Therapy Area Leadership from page 38. Source: IQVIA. AstraZeneca focuses on specific segments within this overall therapy area market. Therapy area world market (MAT Q3-23) $158.4bn Annual worldwide market value 28 AstraZeneca Annual Report & Form 20-F Information 2023 Strategic Report

Business Review
continued

Growth and Therapy Area Leadership

Summary and performance indicators

We plan to meet our growth and profitability goals through innovation, commercial excellence and the creation of sustainable profitability.

Our performance in 2023

- Total Revenue, comprising Product Sales, Alliance Revenue and Collaboration Revenue, increased by 3% (6% at CER) to $45,811 million. Total Revenue excluding COVID-19 medicines increased by 13% (15% at CER) to $45,488 million.
- In the US, Total Revenue increased by 6% to $19,077 million and in Europe by 10% (8% at CER) to $9,611 million.
- Total Revenue in Emerging Markets increased by 2% (9% at CER) to $12,025 million, with an increase in China of 1% (7% at CER) to $5,876 million.
- Continued collaboration with payers to conclude outcomes- and value-based reimbursement models that improve patient outcomes and enable access to medicines.
- Committed to high ethical standards: 296 employees and third parties were removed from their roles for breaches of sales and marketing regulations or codes.
- Delivered 282 successful market launches.
- Completed more than 20 major or strategically important business development transactions.

Key Performance Indicators
Global Total Revenue by geography

	2023			2022			2021		
	Total Revenue $m	Actual growth %	CER growth %	Total Revenue $m	Actual growth %	CER growth %	Total Revenue $m	Actual growth %	CER growth %
US	19,077	6	6	17,920	47	47	12,228	38	38
Emerging Markets	12,025	2	9	11,745	(4)	1	12,281	41	36
Europe	9,611	10	8	8,738	9	21	8,050	45	40
Established Rest of World	5,099	(14)	(8)	5,948	22	40	4,858	37	37
Total	45,811	3	6	44,351	19	25	37,417	41	38

Sales and marketing

Our growth is delivered by our Commercial teams, which employed 45,888 people at the end of 2023. During the year, we had an active presence in 85 countries and sold our products in more than 125 countries. In most markets, we sell our medicines through wholly-owned local marketing companies. We also sell through distributors and local representative offices. We market our products largely to primary and specialty care physicians.

Our regions

We strive to meet our growth and profitability goals through commercial excellence in each of our global reporting regions.

US

As the tenth-largest prescription-based pharmaceutical company in the US, we have a 3.6% market share of US pharmaceuticals by sales value. Total Revenue increased by 6% in 2023 to $19,077 million, driven by the continued growth of our Oncology medicines and *Farxiga*. Recent launches in heart failure and chronic kidney disease drove an increase in market share.

The US healthcare system is complex. Multiple payers and intermediaries influence patient access to branded medicines through regulatory rebates in government programmes and voluntary rebates paid to managed care organisations and pharmacy benefit managers for commercially insured patients. Significant pricing pressure is driven by payer consolidation, restrictive reimbursement policies and cost control tools, such as exclusionary formularies and price protection clauses. Many formularies employ 'generic first' strategies and/or require physicians to obtain prior approval for the use of a branded medicine where a generic alternative exists.

The Inflation Reduction Act (IRA) of 2022 was passed to address affordability concerns. *Farxiga* has been selected in the first round of negotiations under the IRA, with the price taking effect in 2026, which is the same year we expect to lose exclusivity, and the impact is therefore expected to be manageable. We are evaluating our portfolio to understand timings associated with the potential inclusion of other medicines in future negotiations. We have a diversified product portfolio providing a broad spectrum of treatments in different therapy areas, allowing access for patients in need of our innovative medicines.

Europe

The total European pharmaceutical market was worth $248 billion in 2023. We are the seventh-largest prescription-based pharmaceutical company in Europe (see market definitions on page 232) with a 3.3% market share of pharmaceutical sales by value. Total Revenue was $9,611 million, up 10% (8% at CER).

38 AstraZeneca Annual Report & Form 20-F Information 2023 Strategic Report

Established Rest of World (RoW) Established RoW comprises Japan, Canada, Australia and New Zealand. In 2023, Total Revenue decreased by 14% (8% at CER) to $5,099 million, with sales in Japan down 10% (3% at CER) to $3,705 million. Emerging Markets With Total Revenue of $12,025 million, up 2% (9% at CER), AstraZeneca was the second-largest multinational pharmaceutical company, as measured by prescription sales, and the fifth fastest-growing top 10 multinational pharmaceutical company in Emerging Markets in 2023. In China, AstraZeneca is the largest pharmaceutical company in the hospital sector, as measured by sales value. In 2023, Total Revenue increased by 1% at actual rate of exchange (7% at CER) to $5,876 million (2022: $5,792 million). Roxadustat and Lokelma were renewed in the National Reimbursement Drug List (NRDL) and Xigduo, Tagrisso (ADAURA), Lynparza (PAOLA-1), Calquence, Soliris and Koselugo achieved listing for the first time. Since the implementation of VBP, several AstraZeneca brands have been impacted. In the most recent cycles of VBP implementation, Faslodex and Plendil were included. Additional AstraZeneca brands are expected to be included in future VBP cycles. There was some impact on demand in the second half of the year, mainly with oncology products, following the government anti-corruption campaign announced in July 2023. We were shocked following the Russian invasion of Ukraine in February 2022 and, since then, have provided practical support to ensure the safety, health and wellbeing of our employees. As a healthcare business, we are doing everything possible to ensure medical supply chains continue to operate and that patients in both countries are able to access our medicines, while complying with sanctions imposed on Russia. Healthcare in low- and middle-income countries BV AstraZeneca is committed to building resilient and sustainable health systems and improving equitable access to healthcare. By working collaboratively, we remove barriers to care and support the development and delivery of healthcare, particularly in low- and middle-income countries. We also adapt our programmes to suit local health systems and communities, contributing to health system capacity and resilience through training, education, prevention and early detection and diagnosis. AstraZeneca in Japan We are the second-largest prescription-based pharmaceutical manufacturer with a 6.1% value market share of Innovative Branded pharmaceutical sales by value, and have gained recognition as being a great place to work by the Great Place to Work Institute. Pricing and value of our medicines Increasing demand for healthcare means increasing pressure on health system budgets. This shift results in price and reimbursement restrictions in many markets. These pressures also result in movement from primary to speciality care, including rare diseases, which comprise a growing share of our portfolio. This pricing pressure, coupled with higher rates of inflation, means that we are unable to pass on the full impact of price increases. Pricing for our medicines seeks to reflect the value they bring to patients, payers and society, and the significant investment required for targeted treatment options. In our discussions with national, regional and local stakeholders, we base our pricing policies on four principles: sustainability, value, access and flexibility. We collaborate with payers to conclude innovative outcomes and value-based reimbursement models that improve patient outcomes and enable access to medicines across key therapeutic areas and geographic regions. We also offer a number of patient assistance programmes that help increase patients’ access to medicines and/or healthcare by reducing their cost burden. Responsible sales and marketing BV As outlined in the Code of Ethics on page 49, we are committed to high ethical standards. Our compliance professionals advise on, and monitor, adherence to our Code and policies, and work with local staff to ensure we meet our ethical standards. Nominated signatories review product promotional materials and activities to ensure compliance with applicable regulations and codes of practice, and that information is accurate and balanced. Group Internal Audit conducts audits of selected marketing companies. In 2023, we identified four confirmed external breaches across our Commercial business (2022: 10). There were 3,758 instances (instances can involve multiple people) of employee and third-party non-compliance with our policies (2022: 2,872). A total of 296 employees and third parties were removed from their role as a result of a breach (2022: 147) and 2,968 received warnings (2022: 3,326). We brief our Audit Committee quarterly on breach statistics, serious incidents and corresponding remediation. Breaches primarily consist of low-impact incidents. We continue to foster a culture where employees can speak their minds, with strong first-line oversight (and related reporting) as well as targeted second-line monitoring to identify concerns early, and use learnings to improve our programme. Anti-bribery and anti-corruption BV We do not tolerate bribery or any other form of corruption. Preventing bribery and corruption are a focus of our third-party risk management and due diligence processes, as well as our monitoring and audit programmes. We reinforce our commitment to ethical business conduct through our annual Code of Ethics training, which is delivered to all employees and relevant third parties. For more information, see Access to healthcare from page 47. For more information on our pricing policies, see our Sustainability Report on our website, www.astrazeneca.com/ sustainability. Business Review / Growth and Therapy Area Leadership AstraZeneca Annual Report & Form 20-F Information 2023 39 Strategic Report Corporate Governance Financial Statements Additional Information

The Senior Executive Team, or SET, is the body through which the CEO exercises the authority delegated to him by the Board. The CEO leads the SET and has executive responsibility for the management, development and performance of the business. The CEO, CFO and SET also take the lead in developing the strategy for review, constructive challenge and approval by the Board as part of the annual strategy review process. SET members who sit on the Board: > Pascal Soriot CEO > Aradhana Sarin CFO Sharon Barr Executive Vice-President, BioPharmaceuticals R&D Sharon joined in 2021 and is responsible for discovery through to late-stage development across CVRM and Respiratory & Immunology. Previously, Sharon was SVP, Head of Research and Product Development of Alexion. Sharon undertook a PhD in molecular biology from NYU and a postdoctoral fellowship at Stanford University. Ruud Dobber Executive Vice-President, BioPharmaceuticals Business Unit Ruud is responsible for the CVRM, Respiratory & Immunology, neuroscience and infection business units. Ruud joined AstraZeneca in 1997 and held various executive roles externally before this. Ruud was previously a research scientist in immunology and ageing, holding a doctorate in immunology from the University of Leiden. Jeff Pott Chief Human Resources Officer, Chief Compliance Officer and General Counsel Jeff is responsible for all aspects of AstraZeneca’s People strategy and leads our HR, Compliance, and Legal and IP functions. Jeff joined in 1995, before which he specialised in pharmaceutical product liability and antitrust litigation. He holds a Bachelor’s degree from Wheaton College and a Juris Doctor Degree from Villanova University. David Fredrickson Executive Vice-President, Oncology Business Unit Dave is responsible for driving growth and maximising the commercial performance of the AstraZeneca global Oncology portfolio. Before joining AstraZeneca, Dave worked at Roche/ Genentech, where he served in several functions and leadership positions. Dave is a graduate of Georgetown University in Washington DC. Iskra Reic Executive Vice-President, Vaccines & Immune Therapies Iskra is Head of the Vaccines & Immune Therapies business unit. Established in 2021, during AstraZeneca’s industry-leading response to the COVID-19 pandemic, Vaccines & Immune Therapies is focused on developing transformative vaccines and immune therapies to prevent infectious diseases globally. Iskra trained as a doctor of Dental Surgery at the Medical University of Zagreb and has an MBA from the IEDC-Bled School of Management. Pam Cheng Executive Vice-President, Global Operations, IT and Chief Sustainability Officer Pam joined in 2015, after 18 years with Merck/MSD in Global Manufacturing. Pam has also worked for Universal Oil Products, Union Carbide Corporation and GAF Chemicals. She holds Bachelor’s and Master’s degrees in chemical engineering from Stevens Institute of Technology and an MBA from Pace University. Susan Galbraith Executive Vice-President, Oncology R&D Susan has global accountability for Oncology R&D from discovery through to late-stage development. Susan joined AstraZeneca in 2010, having previously worked at BMS. She graduated in medicine from Cambridge University, has a PhD from the University of London and qualified as a Clinical Oncologist in 2001. Leon Wang Executive Vice-President, International and China President Leon is responsible for driving sustainable growth across the International region, including China. China is now AstraZeneca’s third-largest market, and AstraZeneca is its largest pharmaceutical company. Leon holds an EMBA from China Europe International Business School, and a BA from Shanghai International Studies University. Marc Dunoyer CEO, Alexion and Chief Strategy Officer, AstraZeneca Marc served as AstraZeneca’s Chief Financial Officer until 2021. Previously, he served as Global Head of Rare Diseases at GSK and (concurrently) Chairman, GSK Japan. He holds an MBA from HEC Paris and a Bachelor of Law degree from Paris University. Menelas (Mene) Pangalos Executive Vice-President (formerly Executive Vice-President, BioPharmaceuticals R&D and SET member 2013-2023) Mene will retire from AstraZeneca in early 2024. Katarina Ageborg Formerly Executive Vice-President, Sustainability and Chief Compliance Officer; President AstraZeneca AB Sweden Katarina retired in January 2023. Further information about SET members is available on our website, www.astrazeneca.com. See Board of Directors biographies from page 78. 80 AstraZeneca Annual Report & Form 20-F Information 2023 Corporate Governance Senior Executive Team (SET) as at 31 December 2023

Glossary

Market definitions[1]

Region	Country				
US	US				
Europe	Austria*	Estonia*	Ireland*	Netherlands	Slovenia*
	Belgium	Finland	Israel*	Norway	Spain
	Bulgaria*	France	Italy	Poland	Sweden
	Croatia	Germany	Latvia*	Portugal*	Switzerland
	Cyprus*	Greece	Lithuania*	Romania	UK
	Czech Republic	Hungary	Luxembourg*	Serbia and Montenegro*	
	Denmark	Iceland*	Malta*	Slovakia*	
Established RoW	Australia	Canada	Japan	New Zealand*	
Emerging Markets	Algeria	Dominican Republic	Kazakhstan	Panama	Tunisia*
	Argentina	Ecuador*	Kuwait	Peru	Turkey
	Aruba*	Egypt	Lebanon*	Philippines	Ukraine
	Bahamas*	El Salvador	Libya*	Qatar*	United Arab Emirates
	Bahrain*	Georgia*	Malaysia	Russia	Uruguay*
	Barbados*	Guatemala	Maldives	Saudi Arabia	Uzbekistan
	Belarus*	Honduras	Mexico	Singapore	Venezuela*
	Brazil	Hong Kong	Mongolia	South Africa	Vietnam*
	Brunei	India	Morocco*	South Korea	Yemen*
	Cambodia	Indonesia	Nicaragua	Sri Lanka*	
	Chile	Iran*	Oman*	Sudan*	
	China	Iraq*	Other Africa*	Taiwan	
	Colombia	Jamaica*	Pakistan*	Thailand	
	Costa Rica	Jordan	Palestine*	Trinidad and Tobago*	

* Q3 2023 IQVIA, IQVIA Midas Quantum Q3 2023 data are not available or AstraZeneca does not subscribe for IQVIA quarterly data for these countries.
1 The above table is not an exhaustive list of all the countries in which AstraZeneca operates, and excludes countries with revenue in 2023 of less than $1 million.

Established Markets means US, Europe and Established RoW.

North America means US.

Other Emerging Markets means all Emerging Markets except China.

Other Africa includes Botswana, Ghana, Kenya, Mauritius, Namibia and Nigeria.

US equivalents

Terms used in this Annual Report	US equivalent or brief description
Accruals	Accrued expenses
Called-up share capital	Issued share capital
Earnings	Net income
Employee share schemes	Employee stock benefit plans
Fixed asset investments	Non-current investments
Freehold	Ownership with absolute rights in perpetuity
Loans	Long-term debt
Prepayments	Prepaid expenses
Profit	Income
Share premium account	Additional paid-in capital or paid-in surplus (not distributable)
Short-term investments	Redeemable securities and short-term deposits
Trade Payables	Accounts payable
Trade Receivables	Accounts receivable

232 AstraZeneca Annual Report & Form 20-F Information 2023 Additional Information